UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
    Describe the Nature of the Amendment: Disclosure of SAFE investment.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Renewable Snowmaking Company

Legal status of issuer

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Delaware
>
> **Date of organization**
> July 31, 2017

Physical address of issuer
305 Commercial Street, Portland, ME 04101

Website of issuer
www.ReNewSnow.Ski

Name of intermediary through which the Offering will be conducted
InfraShares, Inc.

CIK number of intermediary

0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
288408

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
2.5% of the amount raised in the Offering and $500.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 1% of the total number of Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
 North Capital Private Securities

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
60,000

Price (or method for determining price)
$10.00

Target offering amount
$600,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 1, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$28,334.25	$34,832.34
Cash & Cash Equivalents	$28,334.25	$34,832.34
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$6,498.00	-$7,813.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 29, 2022

FORM C/A

Up to $1,070,000

The Renewable Snowmaking Company



Say NO To Fossil Fueled Snow

Shares of Common Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by The Renewable Snowmaking Company, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $600,000.00 and up to $1,070,000 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through InfraShares Inc. (the "Intermediary"). The Intermediary will be entitled to receive upon successful completion of the Offering a non-refundable, one-time success fee equal to 2.5% of the gross proceeds of the Offering plus a flat fee of $500, as well as a security-compensation equal to 1% of the total number of Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$12.50	$487.50
Aggregate Minimum Offering Amount	$600,000.00	$15,500.00	$584,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$27,250.00	$1,042,750.00

(1)	This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)	The Intermediary will receive upon successful completion of the Offering a non-refundable, one-time success fee equal to 2.5% of the gross proceeds of the Offering plus a flat fee of $500 as well as a security-compensation equal to 1% of the total number of securities sold in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.ReNewSnow.Ski no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is March 29, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS,

OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.ReNewSnow.Ski

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

The Renewable Snowmaking Company (the "Company") is a Delaware corporation, formed on July 31, 2017. The Company was formerly known as Precise Ski, Inc. The Company is currently also conducting business under the name of ReNewSnow.

The Company is located at 305 Commercial Street, Portland, ME 04101.

The Company's website is www.ReNewSnow.Ski.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

We plan to provide ski areas access to high-elevation water to be used in snowmaking operations by leasing or licensing our patented SnowPod water gathering and distribution system. The lease and license payments will be pegged to the amount of water used by the ski area. Our technology allows operators to source water from high-elevation springs and streams, thereby eliminating the cost of pumping the water across several miles and thousands of feet up the mountain from legacy sources. Our system is designed to be fully automated, meet local permitting and regulatory requirements, and to be seamlessly integrated into the ski areas existing snowmaking operation. Ski areas will have no upfront cost, immediately cut snowmaking expenses by 30%, and virtually eliminate the carbon footprint caused by the use of fossil-fueled electricity to power their legacy pumping equipment.

The Offering

Minimum amount of Shares of Common Stock being offered	60,000
Total Shares of Common Stock outstanding after Offering (if Minimum Amount reached)	804,099 [(1)]
Maximum Amount of Shares of Common Stock	107,000
Total Shares of Common Stock outstanding after Offering (if Maximum Amount reached)	851,099 [(2)]
Purchase price per Security	$10.00
Minimum investment amount per investor	$500.00
Offering deadline	September 1, 2022
Use of proceeds	See the description of the use of proceeds on page 35 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 44 hereof.
Bonus Shares	Investors are eligible to receive bonus Shares of Common Stock as follows ("Bonus Shares"): a. Investors committing $1,000 or more will receive an additional 10% Shares of Common Stock as a bonus. b. Investors committing $2,500 or more will receive an additional 15% Shares of Common Stock as a bonus. c. Investors committing $5,000 or more will receive an additional 20% Shares of Common Stock as a bonus. d. Investors committing $10,000 or more will receive an additional 25% Shares of Common Stock as a bonus.

[(1)] On a fully diluted basis (assuming all options are exercised), the total number of Shares of Common Stock outstanding would be 1,060,005. If the maximum number of Bonus Shares are issued and the Minimum Amount is reached, the total number of Shares of Common Stock outstanding on a fully diluted basis would be 1075,005.

(2) On a fully diluted basis (assuming all options are exercised), the total number of Shares of Common Stock outstanding would be 1,107,005. If the maximum number of Bonus Shares are issued and the Maximum Amount is reached, the total number of shares outstanding on a fully diluted basis would be 1,133,755.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for the high-elevation water gathering and distribution system currently exists.
Although we have identified what we believe to be a need in the market for our SnowPod system there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our high elevation water gathering and distribution system. Potential customers may be unwilling to accept, utilize or recommend our system and related services. If we are unable to commercialize and market our SnowPod system when planned, we may not achieve market acceptance or generate revenue.

To date, we have not generated revenue, and we do not foresee generating any revenue in the near future.
We are a startup company. Our current plan is to initially focus on developing, building, permitting, and installing our first SnowPod system, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised, in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 2023, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our commercial operations, development activities, and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of the SnowPod water gathering and distribution system, of which the prototype is being developed;

* Ski area acceptance of our proposed price for high-elevation water;

* The pace ski areas purchase high-elevation water from us;

* The cost of regulatory compliance, and its impact on the cost and utilization of our system;

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* The cost of building an effective field engineering organization, including a network of contractors;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we utilize debt or raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. These circumstances would have a material adverse effect on our financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on July 31, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of a customer base. We can offer no assurances that we will ever operate profitably. You should

consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in the commercial snowmaking industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business would have a negative effect on our financial results.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face strong competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our SnowPod system. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. These circumstances would have a material adverse effect on our financial condition.

We face competition from our customer's existing water gathering and distribution system, and in the future, we may face competition from new entrants.
Most ski areas have invested in mechanisms to source water for snowmaking, usually from lakes or rivers over several miles and vertically up the mountain. Our SnowPod system is designed to replace this with water gathered from high-elevation springs and streams. By displacing the need to pump the water up hill, our system will lower operating costs and reduce the ski area's carbon footprint. Despite these savings, ski areas may chose not to use our system for other reasons which we cannot anticipate.

In addition, once the market for high-elevation water is proven, competition may arise from large companies, such as manufactures of snowmaking equipment. Many of these potential competitors have significantly greater financial, technical and human resources capabilities than we have, and superior expertise in research, development, and marketing. For these reasons, they may be better equipped than us to develop and commercialize a high-elevation water gathering and distribution system. These potential competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

These circumstances could have a material adverse effect on our financial condition.

We rely on other companies to provide major components, and to install our SnowPod system in ski areas.

We will likely depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if our suppliers do not provide components, which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in locations where we rely on only one or two subcontractors to service a SnowPod installation. These circumstances could have a material adverse effect on our financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving our products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information, and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of the services we provide to customers, and damage to our reputation. These circumstances could have a material adverse effect on our financial condition.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Network data corruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. We rely on the data we collect to meet regulatory reporting requirements. It this data becomes unavailable, we could fall out of compliance and may face penalties or other enforcement action.

In addition, our future results could be adversely affected by the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters governing water extraction. The costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. Compliance with environmental, health and safety legislation and regulatory requirements, including limitations on how much water can be extracted form high-elevation springs and streams, may prove to be more limiting and costly than we anticipate. We may also be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. These circumstances could have a material adverse effect on our financial condition.

We may be adversely impacted by terrorist attacks.
Terrorist attacks and threatened attacks have, from time to time, materially adversely affected the demand for leisure travel and have resulted in increased safety and security costs for impacted sectors such as air travel. While we are not aware any material impact on the ski-industry arising from such attacks in the past, we can provide no assurance that future terrorist attacks or threats may not disrupt the ski-industry in the future.

Future terrorist attacks, even if not made directly on a ski area, or the fear of such attacks or other hostilities, could have significant negative impact on attendance at ski areas, which in turn would affect the need for making artificial snow. Such terrorist-sponsored attacks, both foreign and domestic, could also have the potential to interfere with our business by disrupting supply chains and impacting our ability to install new SnowPod systems, or repairing existing ones.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities, such as deforestation, have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and regulatory risks.

Physical risks may include changes in weather conditions, shortening of the ski-season, reduction in natural snow fall, or reduction in the number of days in which temperatures are cold enough to make artificial snow. Our primary business is to supply ski areas with high-elevation water to make artificial snow. If climate change leads to shortening of the ski-season, closure of ski areas, or curtailment in the number of days in which artificial snow can be made, our operations, financial condition, and liquidity would be materially and adversely impacted. Conversely, if climate change leads to increases in the number of severe winter storms, bringing high levels of natural snow, the need for making artificial snow would be reduced, and our financial results would be materially and adversely impacted.

Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

Our success depends on the experience and skill of the board of directors, our executive officers, and key employees.
We are dependent on Dr. Peter Stein who has been our President since July 2017, and on Dr. Vittorio Pareto who has been a director since July 2017 and CEO since January 31, 2021.

Dr. Stein and Dr. Pareto are beneficial owners of 34% and 32% of the Company, on a fully diluted basis.

Peter Stein is President of Scientific Solutions, inc. (SSI), an engineering research and development company based in Portland, Maine. We have contracted with SSI to develop, permit, build, install, and assist in operating a SnowPod high-elevation water gathering and distribution system at Saddleback ski area in Maine, or similar ski area. Once this system is in place, we expect to retain SSI to provide us with engineering services under a continuing services agreement. However, we can offer no assurance that such an agreement will remain in effect for any particular period of time or that they can provide the necessary services on a satisfactory basis.

Similarly, we can offer no assurance that Dr. Pareto will continue to be employed by the Company for a particular period of time.

The loss of Peter Stein and Vittorio Pareto, or any member of the board of directors or executive officer, could harm our business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

Although we are dependent on certain key personnel, we do not have any key person life insurance policies on any such people.

We are dependent on Peter Stein and Vittorio Pareto in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Peter Stein or Vittorio Pareto were to die, or become disabled, we would not receive any compensation to assist with their absence. Their loss could negatively affect our operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us.

The recent pandemic has had a material adverse impact on the travel and leisure industry in general, and on the skiing industry in particular. Many governments ordered ski areas across the world to close, imposed restrictions on travel, and curtailed activities in which people gathered in groups. In cases where outright government bans were not imposed, many people voluntarily curtailed their own activities, leading to drops in travel by air, train, or bus of over 90%. We can offer no assurance that our performance will not be materially impacted by a virus or other pathogens in the future.

The outbreak of pandemics and epidemics could materially and adversely affect our business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, our business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in our supply chain processes, restrictions on the export or shipment of products necessary to run our business, business closures in impacted areas, and restrictions on our employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact our business.

If our employees or employees of any of our vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, our operations could be subject to disruption. The extent to which a pandemic affects our results will depend on future developments that are highly uncertain and which we cannot predict.

We may be unable to secure financing for our SnowPod installations.
We expect to install SnowPod systems in ski areas at our own expense. Our ability to finance these activities depend on our capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain projects or successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

It is standard for sureties to issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult, or costly, to obtain in the future. If we were to experience an interruption or reduction in the availability of our bonding capacity as a result of these or any other reasons, or if bonding costs were to increase, we may be unable to compete certain installations, which would materially and adversely affect our financial condition, results of operations or liquidity.

Our SnowPod systems may fail to provide water at the expected temperature and flow rates.
We provide our customers water sourced from high-elevation mountain springs and streams. Our SnowPod system is designed to comply with building codes, environmental, or other regulatory requirements, and contractual specifications. If our system does not satisfy these requirements and specifications, material claims may arise against us and our reputation could be damaged.

Our insurance coverage may be inadequate or unavailable to cover all losses or liabilities we may incur.
Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We plan to maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies will be subject to varying levels of deductibles. Liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims. These circumstances could have a material adverse effect on our financial condition.

Our processes and procedures may be inadequate to protect our employees, or may not be followed.
If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Unsafe work conditions can increase employee turnover, which increases project costs and therefore our overall operating costs. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients,

and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

The costs incurred and gross profit realized on our high-elevation water supply contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

• on site conditions that differ from those assumed in the original bid or contract;

• failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

• contract or project modifications creating unanticipated costs not covered by change orders;

• failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;

• delays in quickly identifying and taking measures to address issues which arise during contract execution;

• changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;

• claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;

• difficulties in obtaining required governmental permits or approvals;

• availability and skill level of workers in the geographic location of a project;

• citations issued by any governmental authority, including the Occupational Safety and Health Administration;

• unexpected labor conditions or work stoppages;

• changes in applicable laws and regulations;

• delays caused by weather conditions;

• fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and

• mechanical problems with our machinery or equipment.

If construction costs are materially higher than we anticipate, our SnowPod systems may not achieve our expected return on investment.

Contracting with government agencies exposes us to additional risks.

Some ski areas are owned and operated by state and local government. Contracting with government agencies would expose us to a variety of risks that differ from those associated with private sector contracts. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations.

In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our use of subcontractors to build, install, and maintain our SnowPod systems could expose us to liability.

As part of our business, we are a party to contractual arrangements with other companies, such as SSI, which who work in partnership with us. We and our partners are expected to be jointly and severally liable for all liabilities and obligations arising from the installation of SnowPod high-elevation water gathering and distribution systems. If a partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Furthermore, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduce our revenue from the project. The impact on our reputation could also impact our sales and marketing activities, which could impair our ability to achieve our financial plan.

As we grow and install SnowPod systems in multiple ski areas, some of these customers may come to represent a significant portion of our revenues.

Due to the size and nature of our SnowPod systems, one or a few customers may, in the future, represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. Similarly, one customer may comprise a significant percentage of our future backlog at any one point in time. The loss of business from any one of such customer could have a material adverse effect on our business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect our liquidity, cash flows and financial condition.

Our employees and subcontractors may need to work in harsh winter weather conditions.

Our SnowPod systems are designed to operate remotely in locations that may be hard to reach during harsh winter conditions. If any our systems needs to be repaired during the ski-season, operators may need to travel though forested areas with high levels of snow accumulation, at times when ambient temperatures are well below zero. These hazards can cause personal injury and loss of life.

We plan to conduct our maintenance and repair work through authorized contractors or ski area personnel. These organizations are responsible for the safety of their employees, and, accordingly, must implement safety procedures. If they fail to implement these procedures or if the procedures they implement are ineffective, they may suffer the loss of or injury to our employees or others, as well as expose themselves and ourselves to possible litigation. Despite precautions, a serious accident may nonetheless occur.

Our contractors maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance, all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that they may incur while working to support operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of the safety program of our contractors. If we were to experience claims above their estimates, we might be required to use our working capital to satisfy these claims rather than to maintain or expand our operations.

These circumstances could have a material adverse effect on our financial condition.

We could be held responsible for regulatory violations resulting from the operation of our SnowPod systems

Our operations are subject to various environmental laws and regulations relating to water extraction, endangered species preservation, and climate change. Violations of such laws and regulations could subject us to substantial fines and penalties. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to activities to which they have not been previously applied, such as to high-elevation water gathering and distribution systems.

Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures that we do not currently anticipate, or the acquisition or modification of permits applicable to our activities. Moreover, as owner and operator, we could be held responsible for regulatory violations resulting from the operation of our SnowPod systems. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to successfully manage our business, including managing orders, supplies, accounting controls, and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

We plan to rely on field contractors to install and service our SnowPod systems.
We do not currently have an established network of field contractors trained to install our SnowPod systems. Our success will depend, to a significant extent, on our ability to attract, contract, train and retain qualified field service contractors. If we fail to attract and retain field service contractors and other personnel to support our operations, our business and results of operations will be seriously harmed.

Our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
After SnowPod systems are installed, ski areas will depend on our technical support services, or their own personnel, to resolve any operational issues. If we do not succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, their ability to use our system would be adversely affected, and our reputation could be damaged. As a result, our failure to maintain high quality support services, or to adequately provide such services through ski area personnel, could have a material adverse effect on our financial condition.

We may not be able to renew our contracts on favorable terms.
We believe our SnowPod system is the least expensive way to supply water to snow-making equipment, and that the electricity that is saved by not needing to pump water up hill will meaningfully lower the ski area's carbon footprint. Also, our contracts are expected to run for several years and include provisions for early termination fees. However, our clients may seek price reductions from us when they renew a contract, when a contract is extended, or if a ski area's need for artificial snow is reduced. They may also reduce the volume of water they take from our system if they increase their reliance on their legacy water delivery system. Failure to renew SnowPod system water delivery contracts on favorable terms could have an adverse effect on our business.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions, global terrorism, natural disasters, and political unrest may adversely impact regional and global economic conditions and our customer's ability, capacity, and need to make artificial snow. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

We rely on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to

protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 95.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters

requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of stock will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings of Securities or securities convertible into Securities, or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Affiliates of the Company, including officers, directors, and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount. There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives them confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We plan to provide ski areas access to high-elevation water to be used in snowmaking operations by leasing or licensing our patented SnowPod water gathering and distribution system. The lease and license payments will be pegged to the amount of water used by the ski area. Our technology allows operators to source water from high-elevation springs and streams, thereby eliminating the cost of pumping the water across several miles and thousands of feet up the mountain from legacy sources. Our system is designed to be fully automated, meet local permitting and regulatory requirements, and to be seamlessly integrated into the ski area's existing snowmaking operation. Ski areas will have no upfront cost, immediately cut snowmaking expenses by 30%, and virtually eliminate the carbon footprint caused by the use of fossil-fueled electricity to power their legacy pumping equipment.

Business Plan

Alpine skiing is a large business, with annual revenues over $3.75 billion a year in the U.S. and snowmaking has become central to the successful operation of ski areas.

The economics of ski areas are heavily dependent on random fluctuations in winter weather conditions. Since most of the operating costs are fixed, the amount of snow, especially ahead of major holiday periods, has a disproportionate impact on profitability. In recent years, this problem has been exacerbated by the effects of climate change, which have introduced the potential for a trend line of shorter seasons, declining snow fall, and more frequent rain events.

Ski areas have attempted to address these growing problems by making progressively larger investments in snowmaking equipment. Recent studies suggest climate change is driving rapid expansion of the snowmaking market.

Snowmaking can bring a measure of control over the fluctuations of the weather, which, in turn, can help improve revenue predictability. Artificial snow enables ski resorts to attract skiers with more consistent snow conditions and to extend the duration of the season. However, this strategy has significant costs. The process of making artificial snow is energy intensive and expensive. The cost of electricity for snowmaking alone can account for between one half to three quarters of the total electricity budget for resorts with extensive snowmaking capabilities. Moreover, in many cases, this electricity is made with fossil fuels, which has been shown to contribute to climate change. In this way, the process of making snow may be furthering the very problem snowmaking is intended to address.

The industry has attempted to reduce the energy required to make snow by improving the efficiency of the equipment. This has helped lower costs, but despite these improvements, for most resorts, snowmaking remains the largest source of electric power consumption.

Our analysis suggests that, for most ski areas, pumping water uphill accounts for more than 80% of the energy required to make snow. While configurations vary, water is generally pumped from rivers and lakes significant horizontal distances and then uphill to the snow guns. The energy required to pump water is proportional to the increase in elevation, the pipe resistance, and the inlet pressure required by the snow gun. Designers of snowmaking systems size pumps to operate at maximum levels of efficiency, but in the end, the pumps still need to send the water thousands of feet uphill through a network of pipes, which is an energy-intensive process.

A typical ski area in the U.S. spends $200,000 - $450,000 on electricity to pump water. When this energy is generated with fossil fuels, such as natural gas, it produces 1 to 2 thousand tons of carbon dioxide. The electricity consumed during snowmaking at a single mid-sized ski area each season would be enough to power a town of 240,000-400,000 houses for 28 days. At a typical rate of 4,000 gallons per minute, the volume of water delivered is the equivalent of a full-sized tanker truck full of water driving up a mountain every 3 minutes.

The only way to eliminate pumping costs is to use a water source located above the snow gun. Most ski areas have high-elevation springs and streams, but extracting this water has been difficult. Snowmaking requires large volumes of water and individual high-elevation mountain streams are not large enough to supply the necessary quantities. To obtain enough water, ski areas would need to build a water collection and distribution system by gathering from several sources and routing the water to the snow-guns. But such a system would be difficult to operate in harsh winter conditions. High-elevation streams are often in hard-to-reach locations and the surrounding snow can make them inaccessible, or difficult to reach, in a timely manner.

The need for manual operation can be avoided by employing remote control valves, but many high-elevation streams are in locations with no access to external power. Batteries, which could be used to store the required energy to operate remote control equipment, may not last for an entire season. Also, extreme temperatures, common in most ski areas, can damage sensitive electronics and water left inside the network will freeze, potentially rupturing pipes. In addition, groundwater extracted from underground water tables can emerge at temperatures well above freezing, and must be cooled before it can be used for snowmaking. And finally, water extraction is intensely regulated by federal and state agencies, requiring permits, monitoring, and regular reporting for every collection point.

These and other obstacles have prevented ski areas from sourcing their snowmaking water needs from high-elevation sources, and while the equipment has become more efficient, the water pumping methodology used to supply water has not changed in 50 years.

Our patented SnowPod technology addresses these problems and aims to make it simple for ski areas to use high-elevation water. Ski areas using our SnowPod system to supply their snowmaking equipment will save 30% compared to the cost of the electricity needed to pump an equivalent volume of water from their legacy source.

Additional benefits, which we have not quantified, include: (a) reducing or eliminating the carbon footprint associated with snowmaking, (b) faster recovery from rain events by using legacy water supply networks in combination with our SnowPod system (c) the potential for extending the ski-season by taking advantage of lower operating costs, (d) the potential for adding snowmaking to trails not currently covered by legacy water supply systems, (d) the opportunity to eliminate the capital required to replace or expand legacy water supply systems, and (e) the potential to lower legacy system maintenance costs, since they would experience less wear and tear.

We plan to use the proceeds from the offering to build, install, and assist in operating a prototype SnowPod water delivery system at the Saddleback ski area in Maine. Saddleback is the third largest ski area in Maine, with 220 acres of skiable terrain, 66 trails, and a summit elevation of 4,230 ft. Saddleback has expressed an interest in hosting our first demonstration unit at one of their trails. We expect to be allowed to post a sign next to the snow gun with our name and indicating the associated energy and carbon savings.

We have retained Scientific Solutions Inc. (SSI), an engineering firm from Portland, Maine, to design, build, permit, install, and assist in operating a prototype at Saddleback for a fixed price of $500,000. SSI requires $200,000 to fund the direct costs of finishing the design, engineering, and installing a prototype system, $100,000 for securing regulatory approval and an MOU with the ski area, $50,000 for an initial demonstration of the prototype under winter conditions, $125,000 for operation during an entire ski season, and $25,000 for general G&A of SSI.

We plan to leverage this demonstration unit to lease or license our system to other ski areas in North America, and in time, worldwide.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Access to high-elevation water	We plan to lease or license high-elevation water collection and distribution	Ski areas

	systems using our SnowPod technology.	

We will use the proceeds of the Offering to build a demonstration SnowPod system using our patented technology and to use this to make snow at a ski area. We expect a working SnowPod will demonstrate the effectiveness, low cost, and ease of use of our proprietary technology, which we believe will help us lease or license the system to other ski areas. We also expect the process of building and operating the prototype will lead to improvements in the design, some of which may be patentable.

We have designed our SnowPod system and patented the technology, but we have not yet built our first prototype. We do not have an established distribution method, however once our prototype is built we plan to lease or license our equipment to ski areas. We also plan to potentially partner with snow gun manufacturers to market SnowPod systems to prospective ski areas.

Competition

The Company's primary competitors are the ski areas themselves, who have existing systems which pump water from lower elevation lakes and rivers.

We believe our primary competitors will be the ski areas themselves, who have invested in systems to pump water from lower elevations. To our knowledge, no other company is offering a system to access high-elevation water for ski areas to make artificial snow. Our patented SnowPod technology allows ski areas to source water from high elevation streams and springs near the ski-trails. This eliminates the need for uphill pumping and allows them to deliver water to snow-making guns at a net cost savings of 30%, compared to what they would need to pay in electricity to power their legacy systems. Since we will own and maintain the SnowPod system, ski areas would also save on the cost of building and maintaining additional water supply infrastructure. Ski areas generally obtain the electricity used to pump water uphill from their local utility company. Utilities produce this power, in whole or in part, by using fossil fueled and biomass power plants, both of which are major sources of carbon. By eliminating the need to pump water uphill we will also eliminate the carbon emissions that would have been generated by these power plants.

Supply Chain and Customer Base

Most of the water ski areas pump up the mountain for snowmaking comes down the mountain from springs and streams. Hydrologists refer to the relationship between precipitation and surface runoff as the water balance. Mountains and valleys form basins which collect water from rain and snow (precipitation). Water leaves the basin in three ways: (i) Some of the water is lost to evaporation or is absorbed by plants (transpiration), (ii) some water is absorbed into the mountain, eventually replenishing aquifers, or emerging on the surface as springs, and (iii) some flows on the surface, as streams, and discharges into lakes and rivers.

The exact quantity of high elevation surface water available (springs and streams) depends on the local geology. Our water balance analysis suggests ski areas should have streams flowing at between 2,000 and 3,000 gpm, on average, during the ski-season. Depending on the ski area, this should be sufficient to supply 50 to 100% of their snowmaking needs over the course of the season. The materials and components we need to build and install the SnowPod system, are available from multiple sources, and we do not expect a shortage from any one supplier would have a material impact on our business.

We expect to lease or license our SnowPod system to ski areas who have a need to make artificial snow. However, we currently do not have any customers. We plan to use the proceeds of the Offering to build a prototype SnowPod system at a local ski area as a demonstration unit. Once this demonstration unit is making snow, we plan to build our sales and marketing organization, initially in North America, and subsequently worldwide.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
Patent No: 11118824	Water gathering and distribution system and related techniques for operating in freezing environmental conditions	A water gathering and distribution system and related techniques for operating in freezing environmental conditions are disclosed. The system may include a water diverter unit, or a water flow regulation unit configured to receive water from a water source situated at a location that is remote, inaccessible (or difficult to access), and/or experiences freezing environmental conditions and to deliver a controlled volume of that water for downstream use. The system further may include a water supply unit configured to receive that water and to supply it to downstream snowmaking equipment. In some instances, the supply unit also may cool the water to a temperature suitable, for example, for snowmaking. In a general sense, the disclosed system may be considered modular, in that multiple system components may be placed in flow communication with one another, as desired, to provide a distributed network of water collection and distribution elements.	December 17, 2020	September 14, 2021	U.S.
3,122,994	WATER GATHERING AND DISTRIBUTION SYSTEM	A water gathering and distribution system and related techniques for operating in freezing environmental conditions are disclosed. The system may include a water diverter unit, or a water flow regulation unit configured to receive water from a water source situated at a	December 13, 2018	Pending	Canada

	AND RELATED TECHNIQUES FOR OPERATING IN FREEZING ENVIRONMENTAL CONDITIONS	location that is remote, inaccessible (or difficult to access), and/or experiences freezing environmental conditions and to deliver a controlled volume of that water for downstream use. The system further may include a water supply unit configured to receive that water and to supply it to downstream snowmaking equipment. In some instances, the supply unit also may cool the water to a temperature suitable, for example, for snowmaking. In a general sense, the disclosed system may be considered modular, in that multiple system components may be placed in flow communication with one another, as desired, to provide a distributed network of water collection and distribution elements.			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90804072	IC 007: Water gathering and distribution equipment for use in snow-making	SnowPod	July 3, 2021	Pending	U.S.
90803128	IC 037: Services in the field of water gathering and distribution equipment for use in snow-making	RenewSnow	June 30, 2021	Pending	U.S.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Water extraction	State Environmental Protection Agency	Permit	Company intends to apply after the close of the Offering	N/A

We are subject to extensive federal, state and local laws and regulations. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Most of our operations are affected by national, state and/or local environmental laws. We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 305 Commercial Street, Portland, ME 04101.

The Company has the following additional addresses: None.

The Company conducts business in Maine.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	2.28%	$15,500	2.55%	$27,250
Development and installation of SnowPod prototype at Saddleback ski area in Maine, or similar ski area	83.33%	$500,000	46.73%	$500,000
General corporate purposes	14.08%	$84,500	50.72%	$542,750
Total	**100.00%**	**$600,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

We plan to use the proceeds of the offering to build, install, and assist in operating a prototype SnowPod system at Saddleback ski area in Maine, or similar ski area, to market SnowPod systems to other ski areas, for research and development, and for general corporate purposes. Saddleback is the third largest ski area in Maine, with 220 acres of skiable terrain, 66 trails, and a summit elevation of 4,230 ft. Saddleback has expressed an interest in hosting our first demonstration unit at one of their trails. We expect to be allowed to post a sign next to the snow gun with our name and indicating the associated energy and carbon savings.

We have retained Scientific Solutions Inc. (SSI), an engineering firm from Portland, Maine, to design, build, permit, install, and assist in operating a prototype at Saddleback for a fixed price of $500,000. SSI requires $200,000 to fund the direct costs of finishing the design, engineering, and installing a prototype system, $100,000 for securing regulatory approvals and an MOU with the ski area, $50,000 for an initial demonstration of the prototype demonstration under winter conditions, $125,000 for operation during an entire ski season, and $25,000 for general G&A of SSI.

The Company has discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vittorio Pareto

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and CEO, 1/04/2021 to present
Director, 7/31/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Renewable Snowmaking Company, 7/31/2017 to present
V.P., NiSource Retail Services, 2003 to 2013
Director of Strategic Planning, NiSource, 1997 to 2003
Principal, Mercer Management Consulting, 1996 to 1997
Principal, Gemini Consulting, 1994 to 1995

Education

M.S. Management (MBA), Massachusetts Institute of Technology
Ph.D. Nuclear Engineering, Massachusetts Institute of Technology
B.S. Nuclear Engineering, University of Florida

Name

Peter Stein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Chief Scientist 01/04/2021 to present
President, 07/21/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Renewable Snowmaking Company, 07/31/2017 to present
President, Scientific Solutions Inc., 1992 to present

Education

Ph.D. Ocean Engineering, Massachusetts Institute of Technology
B.S. Ocean Engineering, Massachusetts Institute of Technology

Name

Gilbert Lamphere

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 1/10/2018 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Director, Lamphere Capital Management, 1999 to present

Education

MBA., Harvard Business School
A.B. Economics, Princeton University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vittorio Pareto

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and CEO, 1/04/2021 to present
Director, 7/31/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Renewable Snowmaking Company, 7/31/2017 to present
V.P., NiSource Retail Services, 2003 to 2013
Director of Strategic Planning, NiSource, 1997 to 2003
Principal, Mercer Management Consulting, 1996 to 1997
Principal, Gemini Consulting, 1994 to 1995

Education

M.S. Management (MBA), Massachusetts Institute of Technology
Ph.D. Nuclear Engineering, Massachusetts Institute of Technology
B.S. Nuclear Engineering, University of Florida

Name

Peter Stein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Chief Scientist 01/04/2021 to present
President, 07/21/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Renewable Snowmaking Company, 07/31/2017 to present
President, Scientific Solutions Inc., 1992 to present

Education

Ph.D. Ocean Engineering, Massachusetts Institute of Technology
B.S. Ocean Engineering, Massachusetts Institute of Technology
Name

Gilbert Lamphere Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sr. Vice President, Finance, 7/1/2021 to present

Principal occupation and employment details during at least the last five years with start and ending dates

Sr. Vice President, Finance, 7/1/2021 to present
CEO, Pick a Play Networks, December 2014 to present

Education

B.A. Economics, Southern Methodist University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Maine and Massachusetts.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Vittorio Pareto	Engagement Letter	January 4, 2021	N/A
Peter Stein	Engagement Letter	January 4, 2021	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	744,099
Voting Rights	Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stock holder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the corporation. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the certificate of incorporation or these bylaws, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock which are present in person or by proxy and entitled to vote thereon (or if there are two or more classes of stock entitled to vote as separate classes, then, in the case of each such class, the affirmative vote of the holders of a majority of shares of each such class present in person or represented by proxy at the meeting).
Anti-Dilution Rights	None.

How this security may limit, dilute, or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered shares of Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	72.31%
Difference between these securities and the Securities being issued pursuant to Regulation CF	These are the same securities (Shares of Common Stock)

Type of security	Common Stock Options
Amount outstanding	255,905.88
Voting Rights	Prior to conversion, these securities have no voting rights.
Anti-Dilution Rights	None.
How this security may limit, dilute, or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when these options are exercised into shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	24.87%
Difference between these securities and the Securities being issued pursuant to Regulation CF	These stock options are exercisable into shares of Common Stock, which are the Securities being issued in this Offering.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	Prior to conversion, the SAFE has no voting rights.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities being offered	The Securities will be subject to dilution if/when the SAFE converts into shares of Common Stock.
If the security you are entering is an equity security representing ownership of the Company (or convertible into equity) what % of the Company do the holders of such securities own assuming conversion of all convertible securities?	2.82%
Difference between these securities and the Securities being issued pursuant to Regulation CF	Upon the successful close of this Offering the SAFE will convert into shares of Common Stock, which are the Securities being issued in this Offering.

The Company does not have any debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	50	$30,000.00	Research and development	March 15, 2019	Section 4(a)(2)
Common Stock	21	$100,000.00	Financing the Offering	June 10, 2021	Section 4(a)(2)
SAFE	1	$58,000	Financing the Offering	March 28, 2022	Section 4(a)(2)

The Company is currently conducting the following private placement offering under Regulation D 506(c), which will be concurrent with the Offering:

Security Type	Target Number Offered	Target Offering Amount	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	60,000 [1]	$600,000	See the description of the Use of Proceeds on page 34 hereof.	Ongoing	Reg D 506(c)

[1] Investors are eligible to receive bonus shares of Common Stock, as follows:
   a. Investors committing $10,000 or more will receive an additional 25% Shares of Common Stock as a bonus.
   b. For a limited time, until the Minimum Amount has been raised, investors committing $50,000 or more will receive an additional 400% shares as a bonus on a first come first serve basis.

The Company reserves the right to change the bonus share thresholds over the course of the offerings.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $10,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people. Those people are: Peter Stein, Vittorio Pareto, and Gilbert Lamphere.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Peter Stein	34.0% [1]
Vittorio Pareto	32.0% [2]

Gilbert Lamphere	29.0%

(1)   Peter Stein owns 97,819.74 Options, which are convertible into 97,819.74 shares-. The above percentage assumes exercise of all Options held by Peter Stein.

(2)   Vittorio Pareto owns 108,085.17 Options, which are convertible into 108,085.17 shares. The above percentage assumes exercise of all Options held by Vittorio Pareto.

On an undiluted basis and if no bonus shares are issued, following the Offering the Purchasers will own 7.5% of the Company if the Minimum Amount is raised and 12.6% if the Maximum Amount is raised. If the maximum number of bonus shares are issued, the Purchasers will own 9.2% of the Company if the Minimum Amount is raised and 15.2% if the Maximum Amount is raised.

On a fully diluted basis and if no bonus shares are issued, following the Offering the Purchasers will own 5.7% of the Company if the Minimum Amount is raised and 9.7% if the Maximum Amount is raised. If the maximum number of bonus shares are issued, the Purchasers will own 7.0% of the Company if the Minimum Amount is raised and 11.8% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have completed three seed round financings between 2018 to 2021, primarily for research and development. Following the Offering, if we raise our Target Amount, we should have enough liquidity to develop, permit, install, and assist in operating a demonstration SnowPod water gathering and distribution system at Saddleback ski area in Maine, or like mountain. We intend to be profitable by 2024.

Our significant challenges are developing, permitting, and installing a demonstration SnowPod system, sourcing third party components, and leasing or licensing SnowPod systems to other ski areas.

We do not expect to achieve profitability in the next 12 months. During this time, we intend to focus on developing, permitting, and installing a demonstration SnowPod water gathering and distribution system at Saddleback ski area in Maine, or like mountain. We plan to leverage this working model to help us lease or license SnowPod systems to other ski areas and to gain publicity.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is a critical element of our business strategy.

44

The Company does not have any additional sources of capital other than the proceeds from the Offering, and from a private Regulation D 506(c) offering we are conducting concurrently.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: We intend to install SnowPod water gathering and distribution systems at ski areas. These installations will be secured by contracts in which the ski areas agree to lease or license our system to supply their snow making equipment with high-elevation water.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 Shares of Common Stock (the "Securities") for up to $1,070,000. The Company is attempting to raise a minimum amount of $600,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount (from this offering plus any other capital raised separately) by September 1, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price of the Securities using a discounted cash flow model.

The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through InfraShares Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Bonus Shares

Investors are eligible to receive bonus Shares of Common Stock ("Bonus Shares") as follows:

a. Investors committing $1,000 or more will receive an additional 10% Shares of Common Stock as a bonus.
b. Investors committing $2,500 or more will receive an additional 15% Shares of Common Stock as a bonus.
c. Investors committing $5,000 or more will receive an additional 20% Shares of Common Stock as a bonus.
d. Investors committing $10,000 or more will receive an additional 25% Shares of Common Stock as a bonus.

Commission/Fees

2.5% of the amount raised in the Offering and $500.00

Stock, Warrants and Other Compensation

Securities in an amount equal to 1% of the total number of Securities sold in the Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Vertalo, Inc.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

(i) At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of: 2,000,000 shares of common stock, par value $0.0001 per share, of which 804,099 shares of common stock will be issued and outstanding. If the maximum number of Bonus Shares are issued, the total number of Shares of Common Stock outstanding would be 819,099.

(ii) 255,906 Non-Qualified Stock Options, convertible into shares of common stock on a one-to-one basis.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and any preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

While the Company does not intend to issue dividends in the near term, we may do so in the future. The Company will issue dividends of an amount authorized by the board of directors, only after taking into consideration the company's cash flow, earnings, and liquidity needs. Dividends will be issued quarterly at the discretion of the Board of Directors by majority vote.

The following are limitations on the Company's ability to issue dividends: The company's business plan anticipates possible debt financing. Such securities may include provisions which could limit and/or have preconditions on the payment of dividends. We cannot anticipate at this time what these provisions will be, except that we expect them to be consistent with normal industry practice.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stock holder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the corporation. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the certificate of incorporation or these bylaws, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock which are present in person or by proxy and entitled to vote thereon (or if there are two or more classes of stock entitled to vote as separate classes, then, in the case of each such class, the affirmative vote of the holders of a majority of shares of each such class present in person or represented by proxy at the meeting).

While the Company does not have any shareholders' or voting agreements in place, the Company's Bylaws (which each Investor will be bound by) do provide the following terms:

Section 7.1: Drag-Along Right. In the event that the holders of more than fifty percent (50%) of the outstanding voting shares of the Corporation (the "Dragging Stockholders") approve in writing a Sale of the Corporation, or division of Corporation, specifying that this Article 7 shall apply to such transaction, and if such Sale of the Corporation has been approved by the Corporation's Board of Directors, then each Stockholder hereby agrees as follows:

    (i)   if such transaction requires Stockholder approval, with respect to all shares of Capital Stock that such Stockholder owns or over which such Stockholder otherwise exercises voting power, then the Stockholder agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of Capital Stock held by such Stockholder in favor of such Sale of the Corporation (together with any related amendment to the Corporation's Certificate of Incorporation required in order to implement such Sale of the Corporation) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

(ii)   if such transaction is a Stock Sale, then the Stockholder agrees to sell the same proportion of Shares of Capital Stock beneficially held by such Stockholder as is being sold by the Dragging Stockholders (including all Shares owned by said Stockholder) to the person or entity to whom the Dragging Stockholders propose to sell their Shares, and, except as permitted in Section 7.2 below, on the same terms and conditions as the Dragging Stockholders;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Dragging Stockholders in order to carry out the terms and provision of this Article 7, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of Capital Stock owned by such Stockholder or Affiliate in a voting trust or subject any such Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation;

(v)   to refrain from exercising any dissenters' rights or rights of appraisal or any similar rights under applicable law at any time with respect to such Sale of the Corporation;

(vi)   if the consideration to be paid in exchange for the Shares of Capital Stock pursuant to this Article 7 includes any securities, and due receipt thereof by any Stockholder would require under applicable law (A) the registration or qualification of such securities, or of any Person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, then the Corporation may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for such Shares; and

(vii)   any stockholder that fails to comply with the terms of this Article VII shall indemnify and hold the Corporation and the other stockholders harmless from any loss, liability, cost or expense (including reasonable attorneys' fees) in enforcing the terms of this Article VII or otherwise arising from or relating to any such failure to comply.

Section 7.2:   Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 7.1 above in connection with any Sale of the Corporation unless:

(i)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Sale of the Corporation, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any Stockholder of any of identical representations, warranties and covenants provided by all Stockholders);

(ii) such Stockholder's liability shall be limited to the amount of consideration actually paid to such Stockholder in connection with such proposed Sale of the Corporation, except with respect to claims related to fraud or willful breach or misrepresentation by such Stockholder, the liability for which need not be limited as to such Stockholder;

(iii) upon the consummation of such proposed Sale of the Corporation each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their Shares of Common Stock; and

(iv) subject to clause (iii) above, requiring the same form of consideration to be available to the holders of any single class or series of Capital Stock, if any holders of any Capital Stock of the Corporation are given an option as to the form and amount of consideration to be received as a result of such proposed Sale of the Corporation, all holders of such Capital Stock will be given the same option.

Bylaws Section 7.3: Sale of the Corporation. For purposes of these Bylaws, a sale of the Corporation means a liquidation, dissolution, or winding-up of the Corporation and also means and includes (a) the acquisition of the Corporation by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation), that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation; or (b) a merger or consolidation in which the Corporation is a constituent party; (c) a sale or other transfer, howsoever effected, whether by sale of assets, equity, lease, license, or otherwise of all or substantially all of the business of the Corporation; or (d) a transaction or series of related transactions in which a person or group of related persons acquired from Stockholders of the Corporation shares representing more than fifty percent (50%) of the outstanding voting power of the Corporation.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities.

An IRA or 401k may purchase ReNewSnow common stock, pursuant to a custodian's permitted procedures. An investment in ReNewSnow may meet the criteria for Qualified Small Business Stock tax treatment (QSBS), which exempts $10 million in individual long-term gains from federal taxes after a 5-year holding period.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Securities

Related Person/Entity	Peter Stein and Vittorio Pareto
Relationship to the Company	Both Peter Stein and Vittorio Pareto are directors and beneficial owners of more than 20% of the Company's voting equity securities.
Total amount of money involved	$70,000.00
Benefits or compensation received by related person	Both directors received the proceeds from the share redemption.
Benefits or compensation received by Company	Reduction in the number of shares outstanding.
Description of the transaction	We redeemed shares of common stock.

Related Person/Entity	Gilbert Lamphere
Relationship to the Company	Director and beneficial owner of more than 20% of the Company's voting equity.
Total amount of money involved	$240,000.00
Benefits or compensation received by related person	Ownership of shares of common stock.
Benefits or compensation received by Company	The company used the funds raised in the subscriptions to invest in R&D, and to fund this Offering.
Description of the transaction	We sold shares of common stock.

Related Person/Entity	Gilbert Lamphere
Relationship to the Company	Director and beneficial owner of more than 20% of the Company's voting equity.
Total amount of money involved	$58,000.00
Benefits or compensation received by related person	Ownership of shares of common stock, upon conversion of SAFE.
Benefits or compensation received by Company	The Company used the funds to market this Offering and the Regulation CF Offering.
Description of the transaction	The Company sold a SAFE to Gilbert Lamphere.

Future Transactions

Related Person/Entity	Scientific Solutions, Inc. (SSI)
Relationship to the Company	SSI is controlled by Peter Stein, who is also President, Director and beneficial owner of the Company.
Total amount of money involved	$500,000.00
Benefits or compensation received by related person	SSI will receive a fixed price payment of $500,000 in installments. The final installment will be paid after the SnowPod system is operating and delivering water to snowmaking equipment at a ski area.
Benefits or compensation received by Company	We will receive a fully operational SnowPod water gathering and distribution system, which we plan to use in our sales and marketing activities. We also expect to receive any intellectual property, including but not limited to, patents related to water gathering and distribution for snowmaking SSI develops, during or at any time after, the project.
Description of the transaction	We entered into an agreement with Scientific Solutions, Inc. (SSI) to develop, permit, install, and assist in operating a demonstration SnowPod water gathering and distribution system at Saddleback ski area, or similar ski area, at a fixed price.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Scientific Solutions, Inc. (SSI)
Relationship to the Company	SSI is controlled by Peter Stein, who is also President, Director, and beneficial owner of the Company.
Total amount of money involved	$500,000.00
Benefits or compensation received by related person	SSI will receive a fixed price payment of $500,000 in installments. The final installment will be paid after the SnowPod system is operating and delivering water to snowmaking equipment at Saddleback, or similar ski area.
Benefits or compensation received by Company	We will receive a fully operational SnowPod water gathering and distribution system, which we plan to use in our sales and marketing activities. We also expect to receive any intellectual property, including but not limited to, patents related to water gathering and distribution for snowmaking SSI develops, during or at any time after, the project.
Description of the transaction	We have contracted with Scientific Solutions, Inc. (SSI) to develop, build, permit, install, and assist in operating a prototype SnowPod gathering and distribution system at Saddleback ski area, or similar ski area, for a fixed price.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Vittorio Pareto
(Signature)

Vittorio Pareto
(Name)

Chairman and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Vittorio Pareto
(Signature)

Vittorio Pareto
(Name)

Chairman and Chief Executive Officer
(Title)

3/29/22
(Date)

/s/Peter Stein
(Signature)

Peter Stein
(Name)

President and Chief Scientist
(Title)

12/3/21
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.